Exhibit 99.11

INDEPENDENT AUDITOR’S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-229352 on Form S-8 and to the use of our report dated June 27, 2018, relating to the consolidated financial statements of Canopy Growth Corporation (the “Company”) (such financial statements are not presented herein and are prior to the retrospective adjustments described in Note 3(c) to the accompanying financial statements) appearing in this Annual Report on Form 40-F of the Company for the year ended March 31, 2019.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

June 25, 2019